UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On November 27, 2019, Akari Therapeutics, Plc (the “Company”) issued unaudited interim condensed consolidated financial statements as of September 30, 2019, prepared in accordance with generally accepted accounting principles in the United States, together with the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the same period. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2019
99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2019

As previously reported, Dov Elefant resigned as our Chief Financial Officer in September 2019. Annie Mack is acting as the Company’s principal accounting officer pending the appointment of the Company’s new Chief Financial Officer, which is expected in the near term. Ms. Mack has served as Financial Controller and Director of External Reporting for Akari since October 2017. Prior to joining Akari, Ms. Mack held various accounting and finance positions in both private and public companies between 2013 and 2017. Ms. Mack holds a B.S. in Accounting from the University of North Carolina at Wilmington.

The information contained in the immediately preceding paragraph, Exhibits 99.1 and 99.2 are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2019

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Chief Executive Officer and Chief Operating Officer

Date: November 27, 2019